As filed with the Securities and Exchange Commission on
                                  June 16, 1999

                                  File No. 70-

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                                SCANA Corporation
                                1426 Main Street
                         Columbia, South Carolina 29201

                     (Name of company filing this statement
                   and address of principal executive office)

                                SCANA Corporation
                                1426 Main Street
                         Columbia, South Carolina 29201

                 (Name of top registered holding company parent)

                                 Kevin B. Marsh
                                H. Thomas Arthur
                                SCANA Corporation
                                1426 Main Street
                         Columbia, South Carolina 29201
                            Telephone: (803) 217-9000
                            Facsimile: (803) 217-9336

                   (Names and addresses of agents for service)


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                    The Commission is also requested to send
                 copies of any communication in connection with
                                 this matter to:

                                 William S. Lamb
                               Sheri E. Bloomberg
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                               125 W. 55th Street
                            New York, New York 10019
                            Telephone: (212) 424-8000
                            Facsimile: (212) 424-8500



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                                TABLE OF CONTENTS

                                                                            Page

Item 1.   DESCRIPTION OF THE PROPOSED MERGER...................................1
          A.   Introduction....................................................1
               1.   General Request............................................1
               2.   Overview of the Mergers....................................1
          B.   Description of the Parties to the Mergers.......................4
               1.   SCANA......................................................4
                    a.   SCANA Public Utility Companies........................4
                         i.   SCE&G............................................4
                              I.   SCE&G's Electric Utility Operations.........5
                              II.  SCE&G's Gas Utility Operations..............6
                         ii.  GENCO............................................6
                    b.   SCANA Non-Utilities...................................7
                         i.   South Carolina Fuel Company, Inc.................7
                         ii.  South Carolina Pipeline Corporation..............7
                         iii. SCANA Energy Marketing, Inc......................8
                         iv.  SCANA Propane Gas, Inc. .........................8
                         v.   SCANA Propane Storage, Inc. .....................8
                         vi.  SCANA Communications, Inc........................8
                         vii. ServiceCare, Inc.................................9
                         viii.Primesouth, Inc..................................9
                         ix.  SCANA Resources, Inc.............................9
                         x.   SCANA Development Corporation....................9
                         xi.  SCANA Petroleum Resources, Inc...................9
               2.   PSNC.......................................................9
                    a.   PSNC's Non-Utilities.................................11
                         i.   Sonat Public Service Company L.L.C..............11
                         ii.  Clean Energy Enterprises, Inc...................11
                         iii. Cardinal Pipeline Company, LLC..................12
                         iv.  Pine Needle LNG Company, LLC....................12
                         v.   PSNC Blue Ridge Corporation.....................13
                         vi.  PSNC Cardinal Pipeline Company..................13
                         vii. PSNC Production Corporation.....................13
          C.   Description Of The Mergers.....................................13
               1.   Background................................................13
               2.   Merger Agreement..........................................17
               3.   Financing the Mergers.....................................18
          D.   Management and Operations of SCANA and PSNC Following
                    the Mergers...............................................18

Item 2.   Fees, Commissions and Expenses......................................19


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Item 3.   Applicable Statutory Provisions.....................................19
          A.   Legal Analysis.................................................20
               1.   Section 10(b).............................................21
                    a.   Section 10(b)(1).....................................22
                         i.   Interlocking Relations  ........................22
                         ii.  Concentration of Control........................23
                    b.   Section 10(b)(2).....................................27
                         i.   Fairness of Consideration.......................27
                         ii.  Reasonableness of Fees  ........................29
                    c.   Section 10(b)(3).....................................30
                         i.   Capital Structure...............................30
                         ii.  Protected Interests.............................33
               2.   Section 10(c).............................................35
                    a.   Section 10(c)(1)  ...................................35
                         i.   Section 8 Analysis..............................35
                         ii.  Section 11 Analysis - Integration...............36
                              I.   Integrated Electric Utility System.........36
                              II.  Integrated Gas Utility System..............37
                         iii. Section 11 Analysis - Retention of Gas
                              Utility System..................................40
                         iv.  Section 11 Analysis - Retention of
                              Non-Utility Businesses..........................44
                    b.   Section 10(c)(2).....................................53
               3.   Section 10(f).............................................54

Item 4.   Regulatory Approvals................................................55

Item 5.   Procedure...........................................................55

Item 6.   Exhibits and Financial Statements...................................56
          A.   Exhibits.......................................................56
          B.   Financial Statements...........................................58

Item 7.    Information as to Environmental Effects............................59

Item 1.   DESCRIPTION OF THE PROPOSED MERGER

     A.   Introduction

     This Application-Declaration seeks approvals relating to the proposed acquisition of Public Service Company of North Carolina, Incorporated, a North Carolina corporation ("PSNC"), by SCANA Corporation, a South Carolina corporation ("SCANA"), pursuant to which PSNC will become a wholly owned subsidiary company of SCANA. Following consummation of the proposed acquisition, SCANA will register with the Securities and Exchange Commission (the "SEC" or the "Commission") as a holding company under Section 5 of the Public Utility Holding Company Act of 1935 (the "Act"). SCANA is currently a holding company exempt from all provisions of the Act except Section 9(a)(2) and Section 10 under Section (3)(a)(1) pursuant to Rule 2 of the Act.

          1.   General Request

     Pursuant to Sections 9(a)(2) and 10 of the Act, SCANA hereby requests authorization and approval of the Commission to acquire the issued and outstanding common stock of PSNC, and thereby acquire PSNC. SCANA also hereby requests that the Commission approve the retention by SCANA of the businesses, investments and non-utility activities of SCANA and PSNC.

          2.   Overview of the Mergers

     Pursuant to an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 16, 1999 and amended and restated as of May 10, 1999 by and among PSNC, SCANA, New Sub I, Inc., a South Carolina corporation and a wholly owned subsidiary company of SCANA ("New Sub I"), and New Sub II, Inc., a South Carolina corporation and a wholly owned subsidiary company of SCANA ("New Sub II"), New Sub I will

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be merged  with and into  SCANA  with SCANA as the  surviving  corporation  (the
"First Merger"), and PSNC will be merged with and into New Sub II with New Sub II as the surviving corporation (the "Preferred Second Merger", and together with the First Merger, the "Mergers").1 As a result of the Preferred Second Merger, PSNC, a public utility company for purposes of the Act, will become a wholly owned subsidiary company of SCANA.

     In the Preferred Second Merger, each share of PSNC common stock outstanding immediately prior to the effective time of the Preferred Second Merger will be converted into the right to elect either (i) $33.00 in cash or (ii) a number of shares of SCANA common stock equal to the PSNC exchange ratio. This election is subject to the limitation that no more than 50% of the aggregate consideration paid to all PSNC shareholders may be in cash. The PSNC exchange ratio will vary depending upon the average market price of SCANA common stock over a 20 trading-day period, but is subject to the limitation that PSNC shareholders who elect to receive SCANA common stock will receive no more than 1.45 and no less than 1.02 shares of SCANA common stock for each share of PSNC common stock.

     In the First Merger, each share of SCANA common stock outstanding immediately prior to the effective time of the First Merger will be converted into the right to receive either (i) $30 in cash or (ii) one share of SCANA common stock, subject to the requirement that SCANA pay $700 million in cash in the aggregate as consideration if both Mergers are approved.

--------
     1 The Merger Agreement also provides that in the event it is not possible to consummate the Preferred Second Merger, the parties would, subject to certain conditions, carry out an "alternative merger" transaction in which PSNC would be merged directly into SCANA's existing public utility company, South Carolina Electric & Gas Company ("SCE&G"). The request for approval made herein concerns only the Preferred Second Merger, as the alternative merger is not subject to the jurisdiction of this Commission. Therefore, this Application-Declaration will refer only to the Preferred Second Merger.

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If the  First  Merger  occurs,  it  will  not  involve  the  acquisition  of any securities of a public utility company; therefore it will not require any approval from the Commission under the Act.

     As discussed in more detail in Item 1.C. below, the boards of directors and managements of SCANA and PSNC believe that the Mergers will help position their combined companies to become one of the premier distribution companies for energy and other services in the southeastern region by increasing financial flexibility and providing strategic growth opportunities that will benefit both companies and their shareholders, customers and employees in a manner that neither company could achieve on its own. The SCANA and PSNC boards of directors have approved the Merger Agreement and related transactions.

     In addition to the approvals by the SCANA and PSNC boards of directors, the First Merger must be approved by the holders of two-thirds of the shares of SCANA common stock and the Preferred Second Merger must be approved by holders of a majority of the shares of PSNC common stock. Also, the affirmative vote of a majority of the shares of SCANA common stock present and voting at a special meeting of SCANA shareholders is required to approve the issuance of SCANA common stock in connection with the Preferred Second Merger, provided that a majority of all outstanding shares of SCANA common stock is voted at the meeting. If SCANA shareholders fail to approve the Merger Agreement with respect to the First Merger but do approve the issuance of SCANA common stock in connection with the Preferred Second Merger, and all other conditions to the consummation of the Preferred Second Merger are capable of being completed, then the parties will proceed with the Preferred Second Merger.

     In addition to said shareholder approvals, certain federal and state regulatory approvals must be obtained from the Federal Communications Commission (the "FCC") and the North Carolina Utilities Commission (the "NCUC"). The Preferred Second Merger must also receive clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act").

     B.   Description of the Parties to the Mergers

          1.   SCANA

     SCANA was incorporated on October 10, 1984 and is a holding company within the meaning of the Act. SCANA common stock has no par value and is listed and traded on the New York Stock Exchange (the "NYSE") under the symbol "SCG". As of May 12, 1999, 103,572,623 shares of SCANA common stock were outstanding.

     As of and for the year ended December 31, 1998, SCANA had total assets of $5.281 billion, net utility assets of $3.787 billion, total operating revenues of $1.632 billion, and net income of $115 million. SCANA neither owns nor operates any physical properties. As of December 31, 1998, SCANA employed, in conjunction with its subsidiaries, a total of 4,697 full-time employees.

     SCANA has thirteen direct, wholly owned subsidiary companies which are engaged in functionally distinct operations as described below. It also has investments in two limited liability company joint ventures. SCANA holds all of the outstanding voting securities of two public utility companies within the meaning of the Act, South Carolina Electric & Gas Company ("SCE&G") and South Carolina Generating Company, Inc. ("GENCO").

               a.   SCANA Public Utility Companies

                    i.   SCE&G

     SCE&G is a regulated public utility company engaged in the generation, transmission, distribution and sale of electricity and in the purchase and sale of natural gas in South Carolina. SCE&G's electric service area extends into 24 counties covering more than

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15,000 square miles of the central,  southern and southwestern portions of South
Carolina. SCE&G's service area for natural gas operations encompasses all or part of 31 of the 46 counties in South Carolina and covers more than 21,000 square miles. SCE&G's service area for electric and gas operations has a population of approximately 2.3 million people, and predominant industries in the areas served by SCE&G include: synthetic fibers; chemicals; fiberglass; paper and wood; metal fabrication; stone, clay and sand mining and processing; and textiles. In addition to its electric and gas utility businesses, SCE&G also operates a bus service providing transportation throughout Columbia, South Carolina.

     SCE&G owns eighteen electric generation facilities with a combined net generating capacity of 3,772 kilowatts. SCE&G also owns several commercial office buildings, service center buildings and storage facilities. SCE&G owns 61 motor coaches used in the operation of the Columbia, South Carolina transit system.

     SCE&G is subject to the jurisdiction of the South Carolina Public Service Commission ("SCPSC"), the Nuclear Regulatory Commission (the "NRC") and the Federal Energy Regulatory Commission ("FERC") pursuant to the Federal Power Act.

                         I.   SCE&G's Electric Utility Operations

     SCE&G's electric transmission system is part of an interconnected grid extending over a large part of the southern and eastern portions of the United States. SCE&G, Virginia Power Company, Duke Power Company, Carolina Power & Light Company, Yadkin, Incorporated and Santee Cooper (formerly The South Carolina Public Service Authority) are members of the Virginia-Carolinas Reliability Group, one of several geographic divisions within the Southeastern Electric Reliability Council. SCE&G is also interconnected with Georgia Power

Company, Savannah Electric & Power Company, Oglethorpe Power Corporation and Southeastern Power Administration's Clark Hill Project.

     SCE&G purchases all of the electric generation of Williams Station, owned by GENCO, under a Unit Power Sales Agreement that has been approved by the FERC. Williams Station has a generating capacity of 580 megawatts.

     In 1998, SCE&G's electric sales revenues totaled $1.219 billion. Residential sales of electricity accounted for 42% of SCE&G's electric sales revenues; commercial sales for 30%; industrial sales for 19%; sales for resale for 3%; and all other sales for 6%. SCE&G recorded a net increase during 1998 of 13,542 electric customers, increasing its total number of electric customers to 517,447.

                         II.  SCE&G's Gas Utility Operations

     SCE&G's gas system consists of approximately 11,963 miles of distribution mains and related service facilities. SCE&G has propane air peak shaving facilities that can supplement its supply of natural gas by gasifying propane to yield the equivalent of 102 million cubic feet per day. These facilities can store the equivalent of 430 million cubic feet of natural gas.

     In 1998, SCE&G's gas sales revenues totaled $230 million. Residential sales accounted for 43% of gas sales revenues; commercial sales for 31%; and industrial sales for 26%. SCE&G recorded a net increase during 1998 of 4,255 gas customers, increasing its total number of gas customers to 256,842.

                    ii.  GENCO

     GENCO owns and operates the Williams Station generating facility in Goose Creek, South Carolina, and sells electricity solely to SCE&G. GENCO is subject to regulation under the Federal Power Act.

               b.   SCANA Non-Utilities

                    i.   South Carolina Fuel Company, Inc.

     South Carolina Fuel Company, Inc. ("South Carolina Fuel") acquires, owns and provides financing for SCE&G's nuclear fuel, fossil fuel and sulfur dioxide emission allowance requirements.

                    ii.  South Carolina Pipeline Corporation

     South Carolina Pipeline Corporation ("Pipeline Corporation") is engaged in the purchase, transmission and sale of natural gas on a wholesale basis to both distribution companies and industrial customers in 40 counties throughout South Carolina. Pipeline Corporation operates completely within South Carolina, and its gas system consists of approximately 1,919 miles of transmission pipeline that connect its resale customers' distribution systems with transmission systems of Southern Natural Gas Company ("Southern Natural") and the Transcontinental Gas Pipe Line Corporation ("Transco"). Pipeline Corporation, through a wholly owned subsidiary, owns and operates a 62-mile, six-inch propane pipeline that connects SCANA Propane Storage, Inc.'s propane storage facility with Dixie Pipeline Company's system, which traverses central South Carolina. Pipeline Corporation also owns two liquified natural gas ("LNG") liquification and storage facilities, one located near Charleston, South Carolina and the other in Salley, South Carolina. To meet the requirements of its high priority natural gas customers during periods of maximum demand, Pipeline Corporation supplements its supplies of natural gas using these two LNG facilities.

     Pipeline Corporation supplies the natural gas for SCE&G's gas distribution system. Other resale customers include municipality and county gas authorities and gas utility companies.

The industrial customers of Pipeline Corporation are primarily engaged in the manufacturing or processing of ceramics, paper, metal, food and textiles.

                    iii. SCANA Energy Marketing, Inc.

     SCANA Energy Marketing, Inc. ("Energy Marketing") markets electricity, natural gas and other light hydrocarbons, primarily in the southeastern United States. Energy Marketing also markets natural gas in Georgia's deregulated natural  gas market and  provides  energy-related  risk  management  services to producers and consumers. In 1996, the FERC approved Energy Marketing's application to become a power marketer, allowing Energy Marketing to buy and sell large blocks of electric capacity in wholesale markets.

                    iv.  SCANA Propane Gas, Inc.

     SCANA Propane Gas, Inc. ("SCANA Propane Gas") purchases, delivers and sells propane within the southeastern United States.

                    v.   SCANA Propane Storage, Inc.

     SCANA Propane Storage, Inc. ("SCANA Propane Storage") owns and operates a 60 million gallon underground propane storage facility near York, South Carolina and leases cavern storage space to industries, utilities and others.

                    vi.  SCANA Communications, Inc.

     SCANA Communications, Inc. ("SCI") owns and operates a 500-mile fiber optic telecommunications network and an 800 MHZ radio service network within South Carolina. In addition, SCI provides tower site construction, management and rental services in South Carolina and Georgia. SCI also has investments in Powertel, Inc., ITC Holding Company, Inc., ITC DeltaCom, Inc., and Knology Holdings, Inc., which are companies providing telecommunications services in the southeastern United States.

                    vii. ServiceCare, Inc.

                  ServiceCare, Inc. ("ServiceCare") is engaged in providing energy-related products and services beyond the energy meter. Its primary businesses involve providing homeowners with service contracts on their home appliances and home security monitoring.

                    viii. Primesouth, Inc.

     Primesouth, Inc. ("Primesouth") is engaged in power plant management and maintenance services.

                    ix.  SCANA Resources, Inc.

     SCANA Resources, Inc. ("SCANA Resources") is a vehicle by which SCANA makes initial investments in new, energy-related business opportunities and start-up ventures.

                    x.   SCANA Development Corporation

     SCANA Development Corporation is presently in liquidation. This entity was previously engaged in the sale of real estate.

                    xi.  SCANA Petroleum Resources, Inc.

     SCANA Petroleum Resources, Inc. is in liquidation following the sale of its oil and gas properties.

          2.   PSNC

     PSNC, a North Carolina corporation incorporated in 1938, is a public utility company certificated to serve a 31-county area in North Carolina. PSNC transports, distributes and sells natural gas to approximately 340,000 residential, commercial and industrial customers in 95 cities and communities in North Carolina. In connection with its natural gas distribution business, PSNC promotes, sells and installs both new and replacement cooking, water heating, laundry, space heating, cooling and humidity control natural gas appliances and equipment.

PSNC, through a subsidiary that is not a public utility company, also provides conversion and maintenance services for natural gas-fueled vehicles in selected cities in and beyond its franchised territory. It also participates in non-public utility company businesses and joint ventures in areas such as natural gas brokering and supply services.

     PSNC common stock has a par value of $1 per share and is listed and traded on the NYSE under the symbol "PGS." As of and for the fiscal year ended September 30, 1998, 20,274,332 shares of PSNC common stock were outstanding, and PSNC had total assets of $618,753,000, operating revenues of $330,672,000 and net income of $24,837,000. As of May 11, 1999, PSNC had approximately 1,000 employees.

     PSNC owns 750 miles of transmission pipelines, which range from 2 to 24 inches in diameter, and 6,727 miles of distribution mains that connect its distribution systems with the Texas to New York pipeline transmission system of Transco. Most of these transmission pipelines and distribution mains are located on right-of-ways held under easement, license or permit. PSNC also owns 18 commercial office buildings, a measurement operations building, a building that houses training and engineering, 11 service center buildings, 15 service buildings, and an energy control building. One of the service buildings houses training facilities, and another service building is jointly occupied by a natural gas-fueled vehicle conversion facility. PSNC also leases six commercial office buildings for company use.

     PSNC is subject to regulation by the NCUC. PSNC's regulated transportation, distribution and sale of natural gas take place in its 31-county certificated service territory, which includes Raleigh, Durham and the Research Triangle area of north central North Carolina, Gastonia, Concord and Statesville in the central area of the state, and Asheville, Hendersonville and Brevard in the western area. Over 2.5 million people reside in PSNC's certificated territory, and during the past three fiscal years, PSNC has added approximately 39,900 residential, 5,000 commercial, and 100 industrial customers to its natural gas transmission and distribution systems. These 45,000 new customers have resulted in a compound annual growth rate of 5.1% for PSNC over the three-year period. PSNC's diversified industrial customer base includes manufacturers of textiles, chemicals, ceramics and clay products, glass, automotive products, minerals, pharmaceuticals, plastics, metals, electronic equipment, furniture and a variety of food and tobacco products.

               a.   PSNC's Non-Utilities

                    i.   Sonat Public Service Company L.L.C.

     Sonat Public Service Company L.L.C. ("Sonat Public Service") is a joint venture started in December 1996 by PSNC Production Corporation ("PSNC Production"), a wholly owned subsidiary of PSNC, and Sonat Marketing Company L.P. ("Sonat Marketing"), a subsidiary of Sonat Inc. As its capital contribution to the venture, PSNC Production transferred its gas brokering activities to Sonat Public Service, and Sonat Public Service now provides nonregulated energy products and services to approximately 500 industrial and commercial accounts in the mid-Atlantic region. PSNC Production and Sonat Marketing each own a 50% share of Sonat Public Service.

                    ii.  Clean Energy Enterprises, Inc.

     Clean Energy Enterprises, Inc. ("Clean Energy"), a wholly owned subsidiary of PSNC, converts vehicles to operate on natural gas or other alternative fuels. Clean Energy also operates fueling stations in Raleigh and Gastonia, and advises customers on the installation and operation of natural gas fueling stations.

                    iii. Cardinal Pipeline Company, LLC

     In March 1994, PSNC and a subsidiary of Piedmont Natural Gas Company, Inc. ("Piedmont") formed Cardinal Pipeline Company, LLC ("Cardinal") in order to construct and operate a 24-inch, 37.5-mile natural gas pipeline (the "Cardinal Pipeline").2 The Cardinal Pipeline extends from Wentworth to near Haw River, North Carolina, where it interconnects with PSNC and Piedmont. It was placed into service on December 31, 1994, and provides 130 million cubic feet per day of additional firm capacity (70 million cubic feet per day for PSNC and 60 million cubic feet per day for Piedmont). When Cardinal Pipeline was placed into service, PSNC owned 64.5% of Cardinal.

     In 1995, PSNC, Piedmont, Transco and North Carolina Natural Gas Corporation ("NCNG") formed Cardinal Extension Company, LLC ("Cardinal Extension") to purchase and extend the Cardinal Pipeline by 67.5 miles. Eventually, Cardinal Extension will become part of Cardinal, and PSNC, which contributed its 64.5% interest in Cardinal to the new project, will own approximately 33% of the resulting company through a subsidiary.

                    iv.  Pine Needle LNG Company, LLC

     Pine Needle LNG Company, LLC ("Pine Needle") was formed by subsidiaries of Transco, Piedmont, NCNG, Amerada Hess, PSNC and the Municipal Gas Authority of Georgia to own and operate an LNG storage facility in North Carolina. The facility will have a storage capacity of four billion cubic feet with vaporization capability of 400 million cubic feet per day. PSNC's subsidiary that invested in Pine Needle, PSNC Blue Ridge Corporation ("Blue Ridge"), made its required capital contribution of $9,058,000 on May 3, 1999 and owns 17% of Pine

--------
     2 Although not a public utility company for purposes of the Act, Cardinal is a utility for purposes of state regulation and is currently under the jurisdiction of the NCUC.

Needle. PSNC has contracted to use 25% of the facility's gas storage capacity and withdrawal capabilities.

                    v.   PSNC Blue Ridge Corporation

     As noted above, Blue Ridge is a subsidiary used solely to make a capital contribution to, and hold PSNC's equity interest in, Pine Needle.

                    vi.  PSNC Cardinal Pipeline Company

     PSNC Cardinal Pipeline Company is a subsidiary created solely to make a construction loan to, and hold PSNC's equity interest in, Cardinal Extension and eventually in Cardinal.

                    vii. PSNC Production Corporation

     PSNC Production was formed in 1981 to engage in the exploration for, and production of, natural gas. In response to new business opportunities being created by the restructuring of the natural gas industry, PSNC Production began, in 1990, to limit its business to non-regulated gas brokering and sales to large commercial and industrial customers that could obtain transportation from PSNC and other local distribution companies ("LDCs"). In 1994, PSNC Production sold the last of its interests in production properties. In December 1996, PSNC Production sold a 50 percent interest in its marketing business to Sonat Marketing in order to create Sonat Public Service.

     C.   Description Of The Mergers

          1.   Background

     Over the past several years SCANA has carefully monitored developments in the electric and natural gas utility industries, with particular emphasis on the growth of competition in the southeastern region of the United States. As a result of these efforts, SCANA decided to pursue a regionally-based, customer service oriented growth strategy that involves both expanding its service options for its customers to include such services as appliance repair, home security and telecommunications, and increasing its customer base through increased marketing efforts in areas with open access and through possible acquisitions.

     PSNC has also carefully followed recent developments in the electric and natural gas utility industries that have substantially increased competition in such industries, particularly the pressures on small and medium-sized utility companies to compete as effectively as larger utility companies. As a result, PSNC began to develop strategic plans to respond to such an evolving and competitive environment as it affected PSNC, and engaged and authorized Morgan Stanley & Co. Incorporated, its financial advisor, to explore strategic alternatives and possible business combinations. PSNC's management concluded that PSNC's competitive position and growth prospects in this new environment would be significantly enhanced by, among other things, increasing the scale of its operations and the size of its customer base.

     After considering possible business combinations with several companies, the PSNC board of directors, on February 16, 1999, by a unanimous vote, approved the Merger Agreement with SCANA and the transactions contemplated thereby and authorized the execution of the Merger Agreement. On February 16, 1999, the SCANA board of directors, by the affirmative vote of twelve directors with one dissent, approved the Merger Agreement with PSNC and the transactions contemplated thereby and authorized the execution of the Merger Agreement. Following the meetings of their boards of directors, PSNC and SCANA executed the Merger Agreement on February 16, 1999 and publicly announced the proposed Mergers on February 17, 1999.

     The board of directors and management of SCANA believe that the Mergers will help position SCANA to become one of the premier distribution companies for energy and other services in the southeastern region by increasing its financial flexibility and providing strategic growth opportunities that will benefit SCANA, its shareholders, customers and employees, including:

          o Expansion Potential and Broader Customer Base. PSNC brings to the combined companies approximately 340,000 additional natural gas retail distribution customers. The acquisition of PSNC will increase SCANA's domestic retail customer base to approximately
               1.3 million customers in the southeastern region, including fast growing areas of North Carolina. SCANA and its shareholders and employees will be able to participate in these growing markets through PSNC, a company with which customers in North Carolina are familiar. In addition, following the Preferred Second Merger, SCANA's natural gas customer base will be more diverse, expanding from its traditional majority industrial gas customer base by adding PSNC's residential and small commercial customer base, which accounted for approximately 50% of PSNC's throughput in fiscal 1998.

          o Increased Customer Products and Services. The combination with PSNC will enable the combined companies to offer their customers access to more comprehensive products and services than either company alone could offer. The retail natural gas experience and expertise of PSNC will complement the electricity, natural gas and telecommunications assets, experience and expertise of SCANA, giving the combined companies improved capabilities in the delivery of a more complete range of products and services for all of their customers.

          o Financial Strength and Benefits. The Mergers should enhance SCANA's ability to compete in the utility market as a growth-oriented company. Following the Mergers, SCANA will have increased its revenues to approximately $2 billion annually and its customer base to approximate 1.3 million. As a result, SCANA should enjoy an increased cash flow for reinvestment or growth in the competitive energy and services delivery businesses. SCANA should also benefit from the long-term financial stability of a larger company.

          o Operating Efficiencies. As a result of the Preferred Second Merger, SCANA should benefit from operating efficiencies obtained from economies of scale and should be able to make more efficient use of advanced information systems.

     The board of directors and management of PSNC believe that the Mergers will join two companies with complementary operations as well as a common vision of the future of the retail and wholesale energy markets in the southeastern region of the United States. As a result of utility deregulation and the increasing competitive pressures faced by electric and natural gas utility companies, the PSNC board believes that in order to succeed in such a market, PSNC must be an efficient, low cost supplier of energy and allied services with a diverse customer base. The Mergers are expected to allow PSNC to achieve these goals and to provide substantial strategic and financial benefits to the shareholders of PSNC, as well as to its employees and the customers that it serves. The PSNC board believes that such benefits include:

          o Strategic Position. The combination of the companies' complementary expertise and infrastructure, including PSNC's natural gas distribution business in North Carolina and SCANA's diversified electric, natural gas and telecommunications businesses throughout the southeastern United States will provide the combined company with the size and scope to be an effective participant in the emerging and increasingly competitive electric and natural gas utility markets.

          o Cost Competitive. Both PSNC and SCANA are amongst the most efficient providers of their respective services within the states in which they operate. The Mergers will enable the combined company to create efficiencies through which the new company will be able to provide even more cost-effective services to customers.

          o New Products and Services. The combined company will use its distribution channels to market a portfolio of energy-related services throughout the southeastern region. The Mergers will create a company with the ability to develop and market competitive new products and services and to provide integrated energy solutions for its customers.

          o Increased Financial Strength and Customer Base. The combined company will be financially stronger and will have a broader customer base than PSNC or SCANA as independent entities. Based on the 1998 results for PSNC and SCANA, the total annual revenues for the combined company will be approximately $2 billion. In addition, the combined company will serve approximately 517,000 electric customers in South

               Carolina and more than 750,000 natural gas customers in South Carolina, North Carolina and Georgia.

          2.   Merger Agreement

     The Merger Agreement provides for a two-step merger transaction. In the First Merger, New Sub I will be merged with and into SCANA and SCANA will survive. In the Preferred Second Merger, PSNC will be merged with and into New Sub II and New Sub II will survive. As a result of the Preferred Second Merger, PSNC will become a wholly owned subsidiary company of SCANA. The Merger Agreement provides that in the event that the SCANA shareholders fail to approve the Merger Agreement with respect to the First Merger but do approve the issuance of SCANA common stock in connection with the Preferred Second Merger, and all other conditions to the consummation of the Preferred Second Merger are capable of being completed, then the parties will proceed with the Preferred Second Merger.

     In exchange for each share of PSNC common stock outstanding immediately prior to the effective time of the Preferred Second Merger, PSNC shareholders will be given the option to receive either (i) $33.00 in cash, subject to the limitation that a maximum of 50% of the aggregate consideration to be paid to PSNC shareholders may be paid in cash, or (ii) a number of shares of SCANA common stock as determined in accordance with the PSNC exchange ratio (which may be as low as 1.02 or as high as 1.45, depending on the average market price of SCANA common stock over a 20 trading-day period). In exchange for each share of SCANA common stock outstanding immediately prior to the effective time of the First Merger, SCANA shareholders will be given the option to receive either (i) $30.00 in cash or (ii) one share of SCANA common stock, subject to the requirement that SCANA pay $700 million in cash in the aggregate as consideration if both Mergers are approved. The amount of cash available for payment to SCANA shareholders will be the portion of the $700 million remaining after PSNC shareholders make their choice with respect to the form of consideration they receive.

          3.   Financing the Mergers

     Before completing the Mergers, the management of SCANA will evaluate various sources and methods of financing to fund the consideration required to finance the Mergers (the total amount of approximately $700 million). SCANA currently anticipates that the full amount will be financed at the holding company level through external sources. Sources of financing that SCANA is considering include commercial and investment banks, institutional lenders and public securities markets. Methods of financing that SCANA may consider include commercial paper, bank lines of credit and debt and preferred securities of various maturities and types. The management of SCANA believes that SCANA will have access to many sources and types of short-term and long-term financing at reasonable rates. As a result of this financing, the consolidated capitalization of SCANA after the Mergers will consist of approximately 39.6% common equity and 60.4% long-term debt and preferred stock.

     D.   Management and Operations of SCANA and PSNC Following the Mergers

     Following consummation of the Preferred Second Merger, the SCANA board of directors will be expanded to include Charles E. Zeigler, Jr., the current Chairman, President and Chief Executive Officer of PSNC, and two additional persons presently serving as members of the PSNC board of directors. After PSNC is merged into New Sub II, Mr. Zeigler will be President and Chief Operating Officer of the surviving corporation and each other subsidiary of SCANA whose primary operations are located in North Carolina. Mr. Zeigler will also be one of the three members of SCANA's Office of the Chairman (the other two members will be (i) the Chairman,

President and Chief Executive Officer of SCANA and (ii) the President and Chief Operating Officer of SCE&G).

     Also following consummation of the Preferred Second Merger, the corporate headquarters of the surviving corporation will be relocated to Columbia, South Carolina.

Item 2.  Fees, Commissions and Expenses

Registration Fees                                                      $    *
Accountant's Fees                                                           *
Legal Fees and Expenses                                                     *
Shareholder Communication and proxy solicitation expenses                   *
Investment bankers' fees and expenses                                       *
Miscellaneous                                                               *
                                                                       ---------
         Total                                                         $    *

     The total fees, commissions and expenses expected to be incurred in connection with the Mergers are estimated to be approximately $ * million.

Item 3.   Applicable Statutory Provisions

     The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transaction:

Sections of the Act        Transactions  to  which  section  or  rule
                           is or may be applicable:

4, 5 Registration of SCANA as a holding company following the consummation of the Preferred Second Merger

9(a)(2), 10                Acquisition by SCANA of PSNC common stock

11(b) Retention by SCANA of the businesses, investments and non-utility activities of SCANA and PSNC.

--------
     * To be filed by amendment.

To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to SCANA's acquisition of PSNC, such sections and rules should be considered to be set forth in this Item 3.

     A.   Legal Analysis

     Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A) of the Act, an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company."

     SCANA is currently the beneficial owner of 100% of the voting stock of two public utility companies, SCE&G and GENCO. PSNC is also a public utility company as defined in Section 2(a)(5) of the Act. Because SCANA will, as a result of the Preferred Second Merger, acquire more than five percent of the outstanding voting securities of a third public utility company, PSNC, SCANA must obtain the approval of the Commission for the Preferred Second Merger under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in determining whether to approve the proposed transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     As set forth more fully below, the Preferred Second Merger complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission because:

          o    the  Preferred   Second   Merger  will  not  create   detrimental
               interlocking relations or a concentration of control;

          o the consideration to be paid in the Preferred Second Merger is fair and reasonable;

          o the Preferred Second Merger will not result in an unduly complicated capital structure for the SCANA system;

          o the Preferred Second Merger is in the public interest and the interests of investors and consumers;

          o the Preferred Second Merger is consistent with Sections 8 and 11 of the Act;

          o the Preferred Second Merger tends towards the economical and efficient development of an integrated public utility system; and

          o the Preferred Second Merger will comply with all applicable state laws.

          1.   Section 10(b)

     Section 10(b) provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a)(2) unless the Commission finds that:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

               a.   Section 10(b)(1)

                    i.   Interlocking Relations

     Under Section 10(b)(1), the Commission shall approve an acquisition unless the Commission finds that "such acquisition will tend towards interlocking relations. . . ." By its nature, any merger of previously unrelated companies results in new links and relations between the companies. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (March 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]"). These links, however, are not the types of interlocking relations targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating efficiencies.3 SCANA's acquisition of PSNC in the Preferred Second Merger is related to operating efficiencies and does not create the type of interlocking relations targeted by Section 10(b)(1). The Merger Agreement provides for the board of directors of SCANA, after completion of the Preferred Second Merger, to be composed of members drawn from the boards of directors of both SCANA and PSNC. Upon completion of the Preferred Second Merger, Charles Zeigler, the current Chairman, President and Chief Executive Officer of PSNC, and two other persons presently serving on the PSNC board of directors will become members of the board of directors of SCANA. This is necessary to integrate PSNC fully into the SCANA system and will therefore be in the public interest and in the interests of investors and consumers by facilitating the management of SCANA as an integrated and economically efficient energy services

--------
     3 See Section 1(b)(4) of the Act (finding that the public interests of consumers are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties. . . .").

company. Forging such relations is beneficial to the protected interests under the Act and is not prohibited by Section 10(b)(1).

                    ii.  Concentration of Control

     Section 10(b)(1) is intended to prevent utility acquisitions that would result in "huge, complex and irrational systems", and to avoid "an excess of concentration and bigness" while preserving opportunities for the "economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and the generally more efficient operations" afforded by the coordination of local utilities into an integrated system.
American Electric Power Co., 46 S.E.C. 1299, 1307 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations which the Act was specifically directed [to prohibit]." Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700 (1968).

     SCANA's acquisition of PSNC pursuant to the Preferred Second Merger will not result in a "huge system" and will avoid the "excess of concentration and bigness" at which Section 10(b)(1) is aimed at preventing. The Commission has recognized that there is, per se, no limit to the size of a transaction which may be approved See Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) ("determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone"). SCANA's acquisition of PSNC will create a system that is comparable to or smaller than other systems which have been approved by the Commission. On a pro forma basis, giving effect to the proposed acquisition as of December 31, 1998, SCANA and PSNC would have combined assets of $6.409 billion, total operating revenue of $1.932 billion for the twelve months ended December 31, 1998, approximately 517,000 electric utility customers and more than 750,000 gas utility customers. The Commission has approved acquisitions involving registered holding companies with much larger operating public utility systems (See Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (approving the acquisition of Gulf State Utilities, with combined assets at the time of acquisition in excess of $21 billion); The Southern Company, Holding Co. Act Release No. 24579 (Feb. 12, 1988) (approving the acquisition of Savannah Electric and Power Company to create a system with assets of $20 billion and
3.25 million customers); Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997) (approving the merger of Union Electric Company and CIPSCO to create a registered system with assets of $8.9 billion and operating revenues of approximately $3.1 billion)) and has not had a problem with mergers creating holding companies that are similar to the size that SCANA will be upon completion of the Preferred Second Merger (See Conectiv, Inc., Holding Co. Act Release No 26832 (Feb. 25, 1998) (approving the merger of Delmarva Power & Light Company and Atlantic Energy, Inc. to create holding company system with assets of $5.75 billion and operating revenues of $2.24 billion); New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997) (approving the merger of Public Service Company of Colorado and Southwestern Public Service Company to create holding company system with assets of $7 billion and operating revenues of $3 billion)).

     SCANA's acquisition of PSNC pursuant to the Preferred Second Merger will also not have a negative effect on competition. In analyzing the impact of the Preferred Second Merger on competition, it is important to recognize that there is no overlapping service territory for the public utility system operations of SCANA and PSNC. In addition, there are numerous, large competitors who are sophisticated players in the market and regulatory environment where SCANA and PSNC operate. The following chart provides a comparison of certain major regional utility companies in the southeastern region and demonstrates that, after the Preferred Second Merger is completed, although SCANA will be more competitive than it is today, it will not be comparatively large and would not have market power in the region.

   Utility Companies Comparison Chart (for the fiscal year ended 12/31/1998)

                             Operating
                              Revenues          Net Income         Total Assets
                          ($ in millions)    ($ in millions)     ($ in millions)
Southern Company               $11,403             $  977             $36,192
Duke Energy                    $17,610             $1,252             $26,806
Dominion Resources4            $ 6,086             $  535             $17,517
Carolina Power & Light5        $ 3,130             $  399             $ 8,347
SCANA (pro forma)              $ 1,932             $  202             $ 6,409

In comparison to other regional gas utility companies, the combined SCANA and PSNC gas operations, on a pro forma basis, will have approximately $710 million in operating revenues and $735 million in assets. In comparison, Columbia Energy Group (formerly Columbia Gas), for the fiscal year ended December 31, 1998, had $1.929 billion in operating revenues and $6.968 billion in assets; AGL Resources (formerly Atlanta Gas Light), for the fiscal year ended September 30, 1998, had $1.339 billion in operating revenues and $1.982 billion in assets and Piedmont Natural Gas, for the fiscal year ended October 31, 1998, had $765 million in operating revenues and $1.163 billion in assets. Importantly, as noted above, a number of large, regional electric utility

--------
     4 Dominion Resources has entered into an agreement to merge with Consolidated Natural Gas Company, a gas utility holding company with, for the fiscal year ended 12/31/1998, operating revenue of $2.706 billion, net income of $238 million and assets of $6.362 billion.

     5 Carolina Power & Light has entered into an agreement to acquire North Carolina Natural Gas, a gas utility company operating in North Carolina with, for the fiscal year ended 9/30/1998, operating revenue of $232 million, net income of $17 million and assets of $271 million.

companies have also entered into agreements to acquire gas utility companies of similar or larger size than PSNC. Overall, SCANA's acquisition of PSNC will not create a "complex and irrational system", but will create a company focused on competitive prices and high quality reliable customer service.

     Finally, the Commission should note that although the Preferred Second Merger is not a jurisdictional transaction under the Federal Power Act or Natural Gas Act and therefore does not require the approval of the FERC,6 its impact on competition and/or the public interest will be subject to review on both the federal and state level. Shortly after filing this Application-Declaration, SCANA and PSNC will file a Pre-merger Notification and Report Form with the Antitrust Division of the Department of Justice ("DOJ") and the Federal Trade Commission (the "FTC") pursuant to the HSR Act. It is a condition to the consummation of the Preferred Second Merger that the applicable waiting period under the HSR Act has been terminated or otherwise expired. On the state regulatory level, SCANA's acquisition of PSNC must be approved by the NCUC. Following consummation of the Mergers, SCE&G will continue to be subject to regulation with respect to rates and other corporate matters by the SCPSC, and PSNC will continue to be subject to regulation with respect to rates and other corporate matters by the NCUC, in each case in order to protect the interests of consumers and the public.

--------
     6 In TUC Holding Company, Holding Co. Act Release No. 26749 (Aug. 1, 1997), the Commission approved a transaction that similarly did not require approval by the Federal Energy Regulatory Commission. In the case of TUC, however, the companies did have overlapping service territory.

               b.   Section 10(b)(2)

                    i.   Fairness of Consideration

     Section 10(b)(2) requires the Commission to determine whether the consideration to be given by SCANA to the holders of PSNC common stock in connection with the Preferred Second Merger is reasonable, and whether it bears a fair relation to the investment in, and earning capacity of, the utility assets underlying the PSNC common stock being acquired. Market prices at which securities are traded have always been strong indicators as to values. As shown in the table below, the quarterly price data, high and low, for PSNC common stock provides support that the consideration of approximately $33.00 (depending on the operation of the exchange ratio) for each share of PSNC common stock is fair.

                                                PSNC
                            High                Low             Dividends
1997
First Quarter               $19                $17 3/8             $0.22
Second Quarter              20                 16 3/4               0.23
Third Quarter               21 7/8             18 3/4               0.23
Fourth Quarter              24 3/8             19 7/16              0.23

1998
First Quarter               22 7/8             19 1/8               0.23
Second Quarter              22 3/16            19 7/8               0.24
Third Quarter               24 1/2             19 1/8               0.24
Fourth Quarter              26 1/16            21 9/16              0.24

1999
First Quarter               29 15/16           22 5/16              0.24

On February 12, 1999, the last business day before the date on which SCANA and PSNC entered into the Merger Agreement, the closing price per share of PSNC common stock as reported on the NYSE-Composite Transactions was $22 5/8.

     In addition to such quantitative evidence that the consideration being offered to holders of PSNC common stock is fair, the consideration being offered to holders of PSNC common stock is also the product of extensive and vigorous arms-length negotiations between SCANA and PSNC. These negotiations were preceded by months of due diligence, analysis and evaluation of the assets, liabilities and business prospects of the respective companies. See SCANA Registration Statement on Form S-4 (Exhibit C-1 hereto). Internationally-recognized investment bankers for SCANA and PSNC have reviewed extensive information concerning the companies and analyzed that information using a variety of valuation methodologies. Morgan Stanley & Co. Incorporated provided an opinion to PSNC which states that the consideration to be received by holders of PSNC common stock pursuant to the Merger Agreement was fair from a financial point of view to the holders of PSNC common stock. Morgan Stanley's analyses are attached hereto. See Opinion of Morgan Stanley & Co. Incorporated (Exhibit G-1). In addition, although not directly addressing the issue under consideration by the Commission, it is worth noting that PaineWebber Incorporated provided an opinion to SCANA that the financial terms of the Mergers, taken as a whole, were fair to the holders of SCANA common stock. PaineWebber's analyses are also attached hereto. See Opinion of PaineWebber Incorporated (Exhibit G-2).

     In light of the analysis of all relevant factors, including the benefits that may be realized as a result of the Preferred Second Merger, SCANA believes that the consideration being offered to holders of PSNC common stock in connection with the Preferred Second Merger bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of PSNC.

                    ii.  Reasonableness of Fees

     SCANA believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Mergers are reasonable and fair in light of the size and complexity of the Mergers relative to other transactions and the anticipated benefits of the Mergers to the public, investors and consumers; that they are consistent with recent precedent; and that they meet the standards of
Section 10(b)(2).

     As set forth in Item 2 of this Application/Declaration, SCANA expects to incur a combined total of approximately $ * in fees, commissions and expenses in connection with the Mergers. By contrast, American Electric Power Company and Central and South West Corporation have represented that they expect to incur total transaction fees and regulatory processing fees of approximately $53 million, including financial advisory fees of approximately $31 million, in connection with their proposed merger.

     The Applicant believes that the estimated fees and expenses in this matter bear a fair relation to the value of PSNC and the strategic benefits to be achieved by the Mergers, and that the fees and expenses are fair and reasonable in light of the complexity of the Mergers. See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). Based on the closing price of SCANA stock on May 12, 1999,

--------
     * To be filed by amendment.

the Preferred Second Merger would be valued on an equity basis at approximately $679 million. The total estimated fees and expenses of $ * represent approximately * % of the value of the consideration to be paid by SCANA to the shareholders of PSNC, and are consistent with (and are in fact generally lower than) percentages previously approved by the Commission. See, e.g., Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (approximately 2% of the value of the assets to be acquired).

               c.   Section 10(b)(3)

     Section 10(b)(3) requires the Commission to determine whether SCANA's proposed acquisition of PSNC pursuant to the Preferred Second Merger will unduly complicate SCANA's capital structure or be detrimental to the public interest, the interest of investors or consumers or the proper functioning of SCANA.

                    i.   Capital Structure

     The capital structure of SCANA after the Mergers will not be unduly complicated. In connection with the Mergers, SCANA will issue additional shares of SCANA common stock to be exchanged for existing shares of SCANA common stock and PSNC common stock. Additionally, the $700 million cash consideration being offered in the Mergers will be financed at the SCANA holding company level through commercial and investment banks and institutional lenders. It is expected that this financing and the issuance of new shares will not have a material

--------
     * To be filed by amendment.

effect on the capital structure of SCANA. In this regard, SCANA's capital structure will closely resemble that of most registered holding company systems.

     Set forth below is a summary of the historical capital structures of SCANA and PSNC as of December 31, 1998, and the pro forma consolidated capital structure of SCANA, as of December 31, 1998 (assuming that the consideration paid by SCANA for the shares of PSNC common stock consisted of $348 million in cash consideration and $348 million in stock consideration and, therefore, $352 million in cash was paid to SCANA shareholders in the First Merger).

                  SCANA and PSNC Historical Capital Structures
                          (Dollar amounts in millions)

                                                               % of Total                              % of Total
                                                SCANA         Capitalization           PSNC           Capitalization

Common stock equity                             $1,746            49.4%                $224               57.6%
Preferred stock equity                             117             3.3%                 n/a                 n/a
SCE&G Obligated Mandatorily                         50             1.4%                 n/a                 n/a
Redeemable Preferred Securities of
SCE&G's Subsidiary Trust I, holding
solely $50 million principal amount
of 7.55% Junior Subordinated
Debentures of SCE&G, due 2027
Long-term debt                                   1,623            45.9%                 165               42.4%
                                                ------           ------                ----              ------
Total                                           $3,536           100.0%                $389              100.0%

                 SCANA PRO FORMA Consolidated Capital Structure
                    (Dollar amounts in millions) (unaudited)
                                                                   % of Total
                                               Amount            Capitalization
Common stock equity                            $1,742                39.6%
Preferred stock equity                            117                 2.7%
SCE&G Obligated Mandatorily                        50                 1.1%
Redeemable Preferred Securities of
SCE&G's Subsidiary Trust I, holding
solely $50 million principal amount
of 7.55% Junior Subordinated
Debentures of SCE&G, due 2027
Long-term debt                                  2,488                56.6%
                                               ------               -----
Total (excluding short-term debt)              $4,397               100.0%


     Significantly, SCANA's pro forma consolidated common equity to total capitalization ratio of 39.6% as of December 31, 1998, is well above the "traditionally acceptable 30% level." See Northeast Utilities, 47 SEC Docket 1270 at 1279, n. 47 (Dec. 21, 1990). It should be noted that in most mergers involving cash consideration, the acquiring company will incur some debt or other obligation as part of the acquisition. SCANA intends to finance its acquisition through loans from sophisticated commercial lenders and potential registered public offerings of securities subject to the provisions of, and protection afforded to investors by, the Securities Act of 1933, as amended. Furthermore, acquisition indebtedness incurred at the registered holding company level has been approved by the Commission in connection with other transactions such as cross border transactions (See General Public Utilities Corporation, Holding Co. Act Release No. 26559 (Aug. 23, 1996) (authorizing issuance of debentures with terms of up to 40 years with proceeds to be used to, among other things, "fund the acquisition of interests, and to make investments in . . . foreign utility companies," and "for other [General Public

Utilities'] corporate purposes")) and, as demonstrated above, the level of indebtedness of SCANA following the Preferred Second Merger is well within the level that the Commission has been comfortable with in the past.

                    ii.  Protected Interests

     Section 10(b)(3) also requires that a proposed acquisition not be detrimental to the public interest, the interest of the investors or consumers or the proper functioning of the resulting holding company system. As set forth more fully in the discussion of the standards of Section 10(c)(2), below, and elsewhere in this Application-Declaration, SCANA's proposed acquisition of PSNC will combine SCANA's existing natural gas operations with those of PSNC, and allow SCANA to extend its service area into some of the fastest growing markets in North Carolina. As an economically integrated and efficient energy company, the combined company will be able to offer improved capabilities in the delivery of a more complete range of services and products for all customers.

     As noted by the Commission in Entergy Corporation, et al., 55 SEC Docket 2035 at 2045 (December 17, 1993), "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities markets themselves." In this regard, SCANA will continue to be a reporting company subject to the disclosure requirements of the Securities Exchange Act of 1934 (the "Exchange Act") following completion of the Preferred Second Merger, which will provide investors with readily available information concerning SCANA and its subsidiary companies. Furthermore, the Preferred Second Merger is subject to various other federal and state regulatory approvals (See
Item 4 - Regulatory Approvals, below). Finally, SCANA notes that the incurrence of acquisition indebtedness is not detrimental to investor's interests. As the Commission has previously recognized, under Section

7(c)(2)(A) of the Act, a registered holding company can issue other than "plain vanilla" securities "solely . . . for the purpose of effecting a merger, consolidation, or other reorganization." Conectiv, Inc., Holding Company Act Release No. 26832 (Feb. 25, 1998). Indeed, the issue for purposes of Section 10(b)(3) is not the existence of parent-level debt per se. Rather, the question is whether it is permissible for a registered system to have debt at more than one level. The Commission has answered this question in the affirmative. In the 1992 amendments to Rule 52, the Commission eliminated the requirement that a public-utility subsidiary company could issue debt to nonassociates only if its parent holding company had issued no securities other than common stock and short-term debt. The rule release explains:

          Condition (6) provides that a public-utility subsidiary company may issue and sell securities to nonassociates only if its parent holding company has issued no securities other than common stock and short-term debt. All eight commenters that considered this condition recommended that it be eliminated. They noted that it may be appropriate for a holding company to issue and sell long-term debt and that such a transaction is subject to prior Commission approval. They further observed that other controls, that did not exist when the statute was enacted, provide assurance that such financings will not lead to abuse. These include the likely adverse reaction of rating agencies to excessive amounts of debt at the parent holding company level and the disclosure required of companies seeking public capital. The Commission agrees with these observations and also noted the power of many state utility commissions to limit the ability of utility subsidiaries to service holding company debt by restricting the payment of dividends to the parent company. The Commission concludes that this provision should be eliminated.

Exemption  of  Issuance  and  Sale  of  Certain   Securities  by  Public-Utility
Subsidiary Companies of Registered Public-Utility Holding Companies, Holding Co. Act Release No. 25573 (July 7, 1992).

     For these reasons, SCANA submits that investors' interests in SCANA will continue to be protected and that the Commission has no basis for making a negative finding under Section 10(b)(3). SCANA's acquisition of PSNC will be in the public interest and in the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

          2.   Section 10(c)

               a.   Section 10(c)(1)

     Section 10(c)(1) prohibits the Commission from approving an acquisition for which Commission approval is required under Section 9(a) if such acquisition is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11.

                    i.   Section 8 Analysis

     Section 8 prohibits a registered holding company from acquiring interests in an electric utility company and a gas utility company serving substantially the same territory in contravention of state law. Following the Preferred Second Merger, SCANA's electric utility company, SCE&G, will continue to serve customers exclusively in South Carolina, while the gas utility operations of PSNC which SCANA acquires will be located in North Carolina. When a registered holding company's holdings include an electric utility company and a gas utility company, each of which serve customers in a different state from the other, the utilities do not "[serve] substantially the same territory" for purposes of
Section 8. Moreover, no state law prohibits SCANA from acquiring PSNC. Thus, SCANA's acquisition of PSNC under the Preferred Second Merger does not violate
Section 8 of the Act and is therefore not prohibited, in this regard, by Section 10(c)(1).

                    ii.  Section 11 Analysis - Integration

     Section 10(c)(1) also requires that an acquisition not be detrimental to carrying out the provisions of Section 11 of the Act. Section 11(b)(1), in pertinent part, directs the Commission:

          to require . . . that each registered holding company, and each subsidiary company, thereof, take such action as the Commission shall find necessary to limit the operations of the holding-company system of which such company is a part to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system. . . . The Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public utility systems the retention of an interest in any business (other than the business of a public utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.

                         I.   Integrated Electric Utility System

     The existing SCANA electric utility system is, and following the Preferred Second Merger, will continue to be, an integrated electric utility system.
Section 2(a)(29)(A) of the Act defines an integrated public utility system with respect to electric utility companies as:

          a system consisting of one or more units of generating plants and/or transmission lines and/or distribution facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of interconnection and which under normal circumstances may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

SCE&G and GENCO operate in a single contiguous service territory in the State of South Carolina, and the Preferred Second Merger will not have any impact on the operation of SCANA's electric utility system.

                         II.  Integrated Gas Utility System

     Section 2(a)(29)(B) defines an integrated public utility system with respect to gas utility companies as:

          a system comprised of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; provided that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

SCE&G's gas utility operations are located in a single contiguous area in South Carolina and are currently integrated.

     PSNC's gas utility operations are also currently integrated. PSNC's gas utility operations are located in three areas within the State of North
Carolina: the Raleigh, Durham and Research Triangle area in the north central portion of the state; Gastonia, Concord and Statesville in the central portion of the state; and Asheville, Hendersonville and Brevard in the Western area. PSNC currently transports, distributes and sells natural gas to residential, commercial and industrial customers in these three non-contiguous areas. PSNC serves all three areas using, in the aggregate, all of its gas supplies under its gas purchase contracts with various marketers and suppliers. These supplies come from commonly used basins along the Gulf Coast, including basins in Texas, Louisiana, Mississippi, Alabama and the adjacent offshore areas.

     While these gas supplies are transported from the basins by various interstate pipelines, only one pipeline, Transco, has physical connections with PSNC. The other interstate pipelines have direct or indirect connections with Transco that enable PSNC's gas to flow to Transco and through Transco to PSNC. Because PSNC obtains its gas supplies from common basins and uses Transco to coordinate transportation of that gas to its three service areas, PSNC operates an integrated gas utility company that satisfies the requirements of Section 2(a)(29)(B). See NIPSCO Industries, Holding Co. Act Release No. 26975 (Feb. 10,
1999); Sempra Energy, Holding Co. Act Release No. 26971 (Feb. 1, 1999); Pennzoil Co., 43 S.E.C. 709 (1968); American Natural Gas Co., 43 S.E.C. 203 (1966).

     On a combined basis SCANA's and PSNC's gas utility systems will also meet the definition of Section (2)(a)(29)(B) of the Act. Although their service territories do not overlap, there can be little question that the Carolinas, specifically, and the southeastern United States, generally, constitute a single area or region. Indeed, by definition, The Southern Company, a large electric registered holding company operating in four southeastern states is an integrated system and operates in the same single region.

     The Commission has also looked to coordination of gas supply and common gas supply sources such as common pipeline suppliers and supply coming from common gas basins as an indication of an integrated gas utility system. See NIPSCO Industries, Holding Co. Act Release No. 26975 (Feb. 10, 1999) (finding integration between gas utility companies in Indiana and Massachusetts based on coordinated gas supply departments, obtaining gas from common basins and using trading hubs). The gas utility companies at issue here are also integrated using these criteria. SCANA and PSNC's combined gas system will satisfy Section 2(a)(29)(B) of the Act because it will take gas from a common source of supply. PSNC takes essentially all of its gas from Gulf Coast production areas and SCANA takes 98% of its gas supply from the same Gulf Coast areas. In addition, both SCANA and PSNC are connected to Transco's transportation systems, and the combined company could use Transco, to the extent permitted by Transco's tariff and their respective service agreements with Transco, to transfer this gas among service areas and provide flexibility in its operations. SCANA also has connections with Southern Natural, which is connected to Transco's transportation system and would allow the companies to coordinate gas transportation services between Southern Natural and Transco and access all gas supplies connected to either pipeline. Because SCANA and PSNC purchase substantial quantities of gas from the same supply areas and have sufficient transportation capacity to ensure delivery of said gas, the companies' combined gas utility systems will be integrated for purposes of the Act. (See NIPSCO Industries, Inc. Holding Co. Act Release No. 265975 (Feb. 10,
1999) ("relevant inquiry today is whether the system utilities purchase substantial quantities of gas produced in the same supply basins and whether there is sufficient transportation capacity available in the marketplace to assure delivery on an economical and reliable basis")).

     In addition to being integrated, the combined gas operations of SCANA and PSNC after the Preferred Second Merger will be "economically efficient." Because SCANA and PSNC purchase gas from the same Gulf Coast production areas, the companies can consolidate their supply contracts after the Preferred Second Merger and purchase greater quantities of gas at a potentially lower cost. Similarly, the interconnection of SCANA's and PSNC's gas transportation services through Transco and Southern Natural provides a flexible system in which SCANA and PSNC can capture economics of scale and coordinate gas transportation at the lowest possible cost.

                    iii. Section 11 Analysis - Retention of Gas Utility System

     As noted above, both the electric utility operations and gas utility operations of SCANA will be separately integrated. Another potential issue is whether the combination of SCANA's electric and gas utility businesses with PSNC's gas utility business is retainable under the standards of Section 11 of the Act.

     Historically, the Commission had considered the question of whether a registered electric system could retain a separate gas system under a strict standard that required showing a loss of substantial economies before retention would be permitted. New England Electric System, 41 S.E.C. 888 (1964). In its affirmation of that decision, the United States Supreme Court declared that a loss of substantial economies could be demonstrated by the inability of the separate gas system to survive on a stand-alone basis. SEC v. New England Electric System, 384 U.S. 176, 181 (1966). This rigid interpretation of the requirements of Section 11(b)(1) has been explicitly rejected by the Commission in its most recent decisions under Sections 9(a) and 10 of the Act both with respect to exempt holding companies, (TUC Holding Company, Holding Co. Act Release No. 26749 (Aug. 1, 1997) and Houston Industries Incorporated, Holding Co. Act Release No. 26744 (July 24, 1977)) and newly formed registered companies (New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997)).

     In these recent decisions, the Commission acknowledged that as a result of the transformation of utilities' status as franchised monopolies with captive ratepayers to competitors and also as a result of the convergence of the electric and gas industries that was then underway (and which continues today and of which SCANA is already a prime example), the historical standards of review had become outdated and that separated electric and gas companies might be weaker competitors than they would be together in the same market. New Century Energies,

Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997); Houston Industries Incorporated, Holding Co. Act Release No. 26744 (July 24, 1997). Moreover, in its registered holding company decisions, the Commission has explicitly allowed transactions where, as is the case with SCANA and PSNC, the resulting system will be predominantly electric although the merger will combine more than one gas system owned by the constituent parties. See WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998), aff'd sub nom., Madison Gas and Electric Company v. SEC, 168 F.3d 1337 (D.C. Cir. 1999); Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997). Thus, newer transactions, such as SCANA's proposed acquisition of PSNC, should be evaluated on the basis of new Commission precedent and policy in light of changing industry standards and should not be evaluated against criteria that have been repudiated by recent Commission decisions.

     SCANA believes that the Commission should approve the Preferred Second Merger as a matter of policy and as a matter of fairness, and can approve the Preferred Second Merger as a matter of law. First, the Commission has already acknowledged that the electric and gas industries are converging and that combination companies may be more effective competitors in a given market. The Commission has recognized and accepted the changing nature of the energy industry and, in particular, the fact that the combination of multiple electric and gas operations in a single company offers that company a means to compete more effectively in the emerging energy services business in which a few cents can make the difference between economic success and economic failure. WPL Holdings, Inc., et al., Holding Co. Act Release No. 26856 (April 14, 1998), aff'd sub nom., Madison Gas and Electric Company v. SEC, supra. Indeed, the Commission has noted that "the utility industry is evolving towards a broadly based energy-related business"7 marked by "the interchangeability of different forms of energy, particularly gas and electricity."8 In the instant situation, the lost economies that would follow from denial of approval for the Preferred Second Merger are substantial, both quantitatively and qualitatively.

     Section  10(c)(1)  does not require  that the  Commission  rigidly  enforce
Section 11(b)(1) without consideration of the lost economies that would result from divestiture of additional systems in considering acquisitions under Section 9(a). As the Court of Appeals stated in Madison Gas and Electric Company v. SEC:

          By its terms . . ., Section 10(c)(1) does not require that new acquisitions comply to the letter with Section 11. In contrast to its strict incorporation of Section 8 . . ., with respect to Section 11
          Section 10(c)(1) prohibits approval of an acquisition only if it "is detrimental to the carrying out of [Section 11's] provisions." The Commission has consistently read this provision to import into Section 10's regime not only the integration requirement of 11(b)(1)'s main clause but also the exceptions to the requirement in the (A)(B)(C) clauses.9

     In the instant situation, substantial economies would be lost by requiring SCANA to divest any of its retail gas operations, some of which have been held since the utility's inception.

--------
     7 Consolidated Natural Gas Company, Holding Co. Act Release No. 26512 (April 30, 1996).

     8 Id.

     9 Section 11(b)(1) states that "the Commission shall permit a registered holding company to continue to control one or more additional integrated public utility systems, if, after notice and opportunity for hearing, it finds that --
(A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system; (B) All of such additional systems are located in one state, or in adjoining states, or in a contiguous foreign country; and (C) The continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

The companies are currently undertaking a traditional "A-B-C clause" analysis to provide evidence quantifying the potential lost economies from divestiture.10 The study will be discussed and filed in an amendment to this Application-Declaration.

     More importantly, divestiture of SCANA's gas operations would cause a significant, although difficult to quantify, amount of damages to SCANA's ability to compete in the marketplace as well as costs to SCANA's customers and regulators. As noted above, the gas and electric industries are converging nationwide and in the southeastern region in particular, and in these circumstances separation of electric and gas businesses would likely cause the separated entities to be weaker competitors than they would be together. As competition has developed in the utility industry, those companies in the retail energy delivery business have found that they must be able to offer customers a range of options to meet their energy needs. Potential non- quantifiable costs to customers which would result from divestiture of SCANA's gas operations involve the additional expenses of doing business with two public utility companies instead of one and the costs associated with making multiple companies supply information to shareholders and publish reports required by the Exchange Act. Similarly, regulatory costs would involve additional duties for the staff of the SCPSC as a result of dealing with an additional public utility company. These additional duties would largely be the result of duplicating existing functions such as separate requests for approvals of financing.

     For all of the foregoing reasons, the Commission should hold that the combination of electric and gas operations under SCANA's newly registered holding company is lawful under

--------
     10 It should be noted that SCANA's retention of its gas utility operations meets the requirements of subsections (B) and (C) of Section 11(b)(1) as the operations will be confined to the adjoining states of South and North Carolina, will be fully regulated by the relevant state utility commissions, will remain locally managed and, as discussed above, will be more efficiently operated together than they could be apart.

the provisions of Section 8 and is not detrimental to the carrying out of the provisions of Section 11.

                    iv.  Section  11   Analysis  -  Retention   of   Non-Utility
                         Businesses

     As a result of the Preferred Second Merger, the non-utility businesses and interests of PSNC described above will become businesses and interests of SCANA. SCANA seeks to retain both its current non-utility businesses and those which SCANA will acquire from PSNC. All of these businesses satisfy the standards for retention of non-utility businesses set forth under Section 11(b)(1) of the Act and the cases interpreting the foregoing.

     Section 11(b)(1) limits the non-utility interests of a registered holding company to those that are "reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system", on a finding by the Commission that such interests are "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning" of the integrated system. The Commission has interpreted these provisions to require (i) the existence of an operating or functional relationship between the utility operations of the registered holding company and the non-utility activities sought to be retained11 and (ii) that the retention is in the public interest.12 The non-utility business may also be retained if the business evolved out of the system's utility business, the investment is not significant in relation to the system's total financial resources and the investment

--------
     11 See generally, Michigan Consolidated Gas Co., 44 S.E.C. 361 (1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971).

     12 See, e.g., Id., (quoting General Public Utilities Corp. 32 S.E.C. 807, 839 (1951)); United Light and Railways Co., 35 S.E.C. 516, 519 (1954).

has the potential to produce benefits for investors and/or consumers.13 In addition, the Commission has stated that "retainable non-utility interests should occupy a clearly subordinate position to the integrated system constituting the primary business of the registered holding company."14 With respect to new acquisitions, the Commission has interpreted Section 10(c)(1) of the Act to mean that "any property whose disposition would be required under
Section 11(b)(1) may not be acquired." 15

     Rule 58 of the Act provides additional evidence of the types of permissible non- utility activities retainable by registered systems as it exempts from
Section 9(a) of the Act acquisitions by registered holding companies of the securities of an energy related company provided that after such an acquisition, the holding company's aggregate investment in such energy related company does not exceed $50 million or 15% of the consolidated capitalization of the registered holding company.16 Rule 58 defines 'energy related company' as a company that, directly or indirectly, derives substantially all of its revenues from certain enumerated activities. Clearly, if Rule 58 permits acquisition without SEC approval, then the types of businesses being acquired are retainable under the Act. Several of the non-utility businesses which SCANA seeks to retain after the Mergers are specifically enumerated activities under Rule 58, and will be discussed individually. Similarly, the Act also allows registered holding companies to acquire and maintain interests in the following exempt entities: exempt telecommunications companies

--------
     13 CSW Credit, Inc., Holding Co. Act Release No. 25995 (1994); Jersey Central Power and Light Co., Holding Co. Act Release No. 24348 (March 18, 1987).

     14 United Light and Railways Co., 35 S.E.C. at 519.

     15 Texas Utilities Co., 21 S.E.C. 827, 829 (1946) (denying approval to acquisition of transportation company by registered holding company).

     16 Rule 58(a)(1)(i)-(ii).

(Section 34), foreign utility companies (Section 33) and exempt wholesale generators (Section 32).

     As set forth below, all of SCANA's and PSNC's non-utility businesses meet the retention standards set out by the Commission, fall within the exemption for energy-related activities in Rule 58, are otherwise exempt entities or constitute a de minimis activity in the utility's local service territory.17 The material non-utility businesses currently relate to, evolved out of or support the operation of SCANA's or PSNC's utility businesses by being activities which have operating or functional relationships with the utility businesses of each. The retention of these non-utility businesses will also produce benefits for SCANA's present and future customers and shareholders, and therefore the retention of all the non-utility businesses should be permitted.

     1. Pipeline Corporation, Cardinal and Cardinal Pipeline Company: Pipeline Corporation is engaged in the purchase, transmission and sale of natural gas on a wholesale basis, through the ownership of transmission pipelines and LNG plants. Pipeline Corporation also supplies the natural gas for SCE&G's gas distribution system. This supply of natural gas for the utility operations of SCANA is clearly functionally related to such utility operations. See SEI Holdings, Inc., Holding Co. Act Release No. 26581 (Sept. 26, 1996) ("The Commission has approved the acquisition or construction of physical assets that are reasonably necessary in the day-to-day conduct of marketing operations.") See also New Century Energies, Inc. Release No. 26748 (Aug. 1, 1997) (authorizing retention of interest in Texas Ohio Pipeline, Inc.). Cardinal and Cardinal Pipeline Company are also engaged in the construction and operation of natural gas pipelines that provide essential transportation services to PSNC and are therefore

--------
     17 This discussion does not cover the two existing SCANA subsidiaries that are currently in liquidation and not of issue under the Act.

similarly retainable by SCANA following the Mergers. Moreover, registered gas holding companies have been authorized to retain pipelines as functionally related. See, e.g., CNG Transmission Corporation, Holding Co. Act Release No. 25239 (Jan. 9, 1991) (and since SCANA is both an electric and gas holding company system, these operations are also functionally related for SCANA). Consequently, the Commission's decisions support the retainability of these pipelines and transmission interests.

     2. South Carolina Fuel: South Carolina Fuel acquires, owns and provides financing for SCE&G's fuel, fossil and sulfur dioxide emission allowances. Rule 58 provides that a company that engages in the "ownership, operation and servicing of fuel procurement . . ." is an energy related company, and may be retained by a registered holding company.18 In addition, the Commission has found that fuel management services are acceptable interests to be held by a registered holding company. See WPL Holdings, Release No. 26856 (April 14,
1998). 3. Energy Marketing and Sonat Public Service: Energy Marketing markets electricity, natural gas and other light hydrocarbons, and also provides energy-related risk management services to producers and consumers. Sonat Public Service is engaged in gas brokering activities and also provides non-regulated energy products and services to industrial and commercial accounts. Rule 58 explicitly authorizes the retention of companies engaged in the "brokering and marketing of energy commodities, including . . . electricity [and] natural gas."19 In addition, the Commission has previously authorized the acquisition or retention of entities engaged in marketing and brokering as well as related risk management operations. See New

--------
     18 Rule 58(b)(1)(ix).

     19 Rule 58(2)(b)(v)

Century  Energies,  Inc.,  Holding  Co. Act Release  No.  26748  (Aug.  1, 1997)
(retention of e prime which engages in "purchasing and selling gas and electricity at negotiated rates reflecting market conditions" and "employ[s] risk management strategies such as swaps, futures and option contracts"). See also SEI Holdings, Holding Co. Act Release No. 26581 (Sept. 26, 1996); Until Corp., Holding Co. Act Release No. 26527 (May 31, 1996); New England Electric System, Holding Co. Act Release No. 26520 (May 23, 1996).

     4. SCANA Propane Gas and SCANA Propane Storage: These subsidiary companies are engaged in purchasing, delivering and selling propane within the southeastern United States, and owning and operating an underground propane storage facility and leasing storage space to industries, utilities and others. SCANA Propane Gas is involved in a functionally related business to SCANA's utility business, providing customers with a different source of fuel for special needs and facilitating SCANA's development as a full service energy supplier, which the Commission has recognized as a legitimate business goal for a competitive utility company in today's environment. See Consolidated Natural Gas Company, Holding Co. Act Release No. 26512 (Apr. 30, 1996) (the "utility business is evolving towards a broadly based energy-related business . . . marked by the interchangeability of different forms of energy"). Moreover, propane operations are functionally related to gas utility operations as is evidenced by Columbia Energy Group's retention and recent expansion of its subsidiary, Columbia Propane Company.20

--------
     20 See Columbia Will Pay $80.4 million In Cash to Acquire National Propane Partners, Petroleum Finance Week, Vol. 7, No. 15 (April 12, 1999).

     5. SCI: SCI owns and operates a fiber optics telecommunications network and a radio service network within South Carolina, and also provides tower site construction, management and rental services in South Carolina and Georgia. SCI will apply to the FCC for a determination that it is an "exempt telecommunications company" within the meaning of Section 33 of the Act.

     6. ServiceCare: ServiceCare is engaged in providing energy-related products and services beyond the energy meter, providing customers with service contracts on their home appliances, and is also engaged in home security monitoring. A number of registered holding companies have been authorized to service home appliances and provide related warranties either directly or through subsidiary companies. (See Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30,
1997); New Century  Energies,  Inc.,  Holding Co. Act Release No. 26748 (Aug. 1,
1997);  and Cinergy  Corporation,  Holding Co. Act  Release No.  26662 (Feb.  7,
1997)) as well as to engage in energy consulting and the provision of a range of energy related products to customers (See Central and South West Corp., Holding Co. Act Release No. 26367 (Sept. 1995); Entergy Corp., Holding Co. Act Release No. 26342 (July 27, 1995)). Finally, the retention of a home security service has been allowed by the Commission pursuant to Section 11(b)(1) of the 1935 Act. See Conectiv, Inc., Release No. 26832 (Feb. 25, 1998).

     7. Primesouth: Primesouth is engaged in power plant management and maintenance services. Companies engaged in such activities are specifically enumerated as retainable under Rule 58(b)(vii), which exempts from Section
(9)(a)(2) of the Act those companies which engage in "[the] sale of...management, and other similar kinds of expertise, developed in the course of utility operations in such areas as . . . maintenance and operation . . . ."21 The Commission's  decisions have  consistently  held that a holding company may engage in such activities. See, e.g., New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997) (authorizing retention of subsidiary engaged in plant engineering, design, operation and maintenance); Central and South West Corporation, Holding Co. Act Release No. 26280 (Apr. 26,
1995) (authorizing the engineering and construction department to provide services to third parties); Entergy Corporation, Holding Co. Act Release No. 26322 (June 30, 1995) (approval for engaging in maintenance and management services); General Public Utilities Corporation, Holding Co. Act Release No. 25108 (June 26, 1990) (authorizing management services). Primesouth is therefore retainable by SCANA.

     8. SCANA Resources: SCANA Resources is a vehicle by which SCANA makes initial investments in new, energy-related business opportunities. Past Commission decisions have held that a holding company may be engaged in such energy-related investment activities. See Ameren Corporation, Holding Co. Act Release No. 26809 (December 30, 1997 )(approval of retention of CIPSCO Energy Company, a vehicle seeking energy-related investment opportunities).

     9. Clean Energy: Clean Energy is engaged in the conversion of vehicles to allow their operation on natural gas or other alternative fuels. Clean Energy also advises customers on the installation and operation of natural gas fueling stations, and also operates such stations. Rule 58 also specifically allows a registered holding company to own an interest in such a company. Under Section
(b)(iii), a company engaged in the "ownership, operation, sale, installation and servicing of refueling, recharging and conversion equipment and

--------
     21 Rule 58(b)(1)(vii).

facilities relating to electric and compressed natural gas vehicles"22 is exempted from the provisions of Section 9(a)(2) of the Act. Consequently, Rule 58 explicitly allows for the retention of Clean Energy by SCANA, and, in addition, such activities have also been held to be retainable by the Commission. See New Century Energies, Inc., Release No. 26748 (August 1, 1997) (retention of company selling products and services related to electric and natural gas-powered vehicles, and in developing fueling sites for such vehicles). See also Consolidated Natural Gas Co., Holding Co. Act Release No. 25615 (Aug. 27, 1992); Central Power and Light Co., Holding Co. Act Release No. 26160 (Nov. 18, 1994).

     10. Pine Needle and Blue Ridge: Pine Needle is a joint venture with other third parties formed to own and operate a liquefied natural gas storage facility. Blue Ridge is a PSNC subsidiary used to make a construction loan to, and hold PSNC's equity interest in, Pine Needle.

     The Commission has held that the storage of natural gas for use in a distribution business is functionally related to the operations of a gas utility under Section 11(b)(1) of the 1935 Act. See Conectiv, Inc. Release No. 26832 (February 25, 1998). Therefore, Blue Ridge, and consequently Pine Needle, are interests which are retainable by SCANA.

     11. SCE&G's Bus Transit Services: SCE&G operates a bus service which provides transportation throughout Columbia, South Carolina. This operation has a de minimis effect on the operations of SCANA (contributing approximately .1% of SCANA's consolidated operating revenues). Furthermore, the bus service is confined to SCE&G's local service territory and is completely local in nature. Although the bus service does not fall within the bounds of the Rule 40 exemption from Section 9 because it is operated by a public utility

--------
     22 Rule 58(b)(iii).

subsidiary company, SCANA believes that this service has a similar community development purpose and requests authorization to retain SCE&G's existing bus service for the reasons stated above.

     12. Utility Ownership of Buildings and Property: Both SCE&G and PSNC own buildings and property used in connection with their utility operations. The Commission has allowed retention of such buildings and property for use in utility operations. See New Century Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997); UNTIL Corp., Holding Co. Act Release No. 25524 (April 24, 1992); American Electric Power Co., Holding Co. Act Release No. 21898 (January 27, 1981).

     As has been shown, all of the current material non-utility businesses of SCANA and PSNC will bear a strong functional relationship to the utility business of SCANA following the Mergers. The Commission has consistently stated in previous releases that interests similar to those enumerated above are retainable by registered holding companies, and furthermore, Rule 58 now specifically allows retention of some of the above interests. Due to these factors, the Commission should permit the retention of all of SCANA's and PSNC's current non-utility businesses. Moreover, it should be noted that in its recent orders approving mergers that create registered holding companies, the Commission has held that investments made by a merging holding company while that company was exempt from the Act do not count toward the safe- harbor limit under Rule 58 that no more than 15% of consolidated capitalization be invested in energy-related companies. See New Century Energies, Inc., Release No. 26748 (August 1, 1997).

               b.   Section 10(c)(2)

     Section 10(c)(2) requires the Commission to examine whether a proposed acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system. For all of the foregoing reasons, the acquisition of PSNC by SCANA in the Preferred Second Merger meets the criteria of Section 10(c)(2). SCANA's acquisition of PSNC will produce long-term benefits, both quantitative and qualitative economies and efficiencies, and will result in the creation of an economically integrated and efficient energy company consistent with modern notions of "integration".

     SCANA's acquisition of PSNC will produce long-term benefits. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Electric Power Co., 46 S.E.C. 1299, 1320-1321 (1978). Further, the Commission has recognized that while some potential benefits cannot be precisely estimated, nevertheless they too are entitled to be considered: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (citation omitted). See Energy East Corporation, Holding Co. Act Release No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential but presently unquantifiable savings.)

     SCANA's acquisition of PSNC will also produce a number of quantitative and qualitative benefits. The acquisition of PSNC will provide SCANA with the opportunity to extend its service area into some of the fastest growing markets in North Carolina while increasing SCANA's domestic retail customer base to approximately 1.3 million customers in the southeastern region. SCANA and its shareholders and employees will be able to participate in these growing markets through PSNC, a company with which customers in North Carolina are familiar. In turn, SCANA expects to increase its revenues to $2 billion annually, which should result in increased cash flow for reinvestment and growth in the energy and services delivery businesses. The integration of PSNC into the SCANA system is also expected to provide opportunities for margin improvement and cost savings though consolidation of duplicate functions and greater efficiencies in operations, business processes and purchasing. SCANA's acquisition of PSNC will also allow SCANA to offer customers access to more comprehensive products and services than either company alone could offer. The retail natural gas experience and expertise of PSNC will complement the electricity, natural gas and telecommunications experience and expertise of SCANA, thus offering improved capabilities in the delivery of a more complete range of products and services for all customers.

     For these reasons, the acquisition of PSNC by SCANA will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.

          3.   Section 10(f)

     Section 10(f) prohibits the Commission from approving an acquisition unless the Commission is satisfied that the acquisition will be undertaken in compliance with applicable state laws. As described in Item 4 of this Application-Declaration, SCANA's acquisition of PSNC pursuant to the Preferred Second Merger will be consummated in compliance with all applicable state laws.

Item 4.   Regulatory Approvals

     The Preferred Second Merger is subject to the jurisdiction of the NCUC. Such regulation is governed by North Carolina General Statute, Section 62-111(a), which states that "any merger or combination affecting any public utility" shall require application to and written approval by the NCUC". The standard for evaluating a public utility merger under this North Carolina statute is whether the transaction is "justified by the public convenience and necessity." On May 3, 1999, SCANA and PSNC filed an application for approval with the NCUC, and SCANA and PSNC believe that the Preferred Second Merger satisfies this standard. The Preferred Second Merger is also subject to the notification and reporting requirements of the HSR Act, and the transfer of certain licenses held by PSNC must be approved by the FCC. No other state or federal commission has jurisdiction over the Preferred Second Merger.

Item 5.   Procedure

     The Commission is respectfully requested to issue and publish not later than July 2, 1999 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than July 27, 1999 by which comments may be entered and a date not later than July 28, 1999 as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed acquisition. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

     A.   Exhibits

          A-1.1 Restated Articles of  Incorporation of SCANA as adopted on April
                26, 1989 (Filed as Exhibit 3-A to Registration Statement No. 33-49145 and incorporated by reference herein).

          A-1.2 Articles of Amendment  of SCANA,  dated April 27, 1995 (Filed as
                Exhibit 4-B  to   Registration   Statement   No.   33-62421  and
                incorporated by reference herein).

          A-2 Copy of By-Laws of SCANA as revised and amended on December 17, 1997 (Filed as Exhibit 3-C to Form 10-K for the year ended December 31, 1997 and incorporated by reference herein).

          A-3 Amended and Restated Charter of PSNC, dated February 1, 1991. (Filed as Exhibit 3-A-4 to PSNC's 1992 Form 10-K and incorporated by reference herein).

          A-4 By-laws of PSNC, as amended to date. (Filed as Exhibit 3-I to PSNC's Form 10-Q for the quarter ended March 31, 1994 and incorporated by reference herein).

          B-1 Amended and Restated Agreement and Plan of Merger, dated as of February 16, 1999 and amended and restated as of May 10, 1999, by and among PSNC, SCANA, New Sub I, Inc. and New Sub II, Inc. (included in Exhibit C-1 hereto).

          C-1 Registration Statement on Form S-4 of SCANA for the shareholders meeting to be held in connection with the Mergers (filed with the Commission on May 11, 1999 (File No. 333-78227) and incorporated by reference herein).

          C-2 Joint Proxy Statement/Prospectus of SCANA and PSNC for the special meeting of shareholders to be held in connection with the Mergers (included in Exhibit C-1).

          D-1.1 Application of PSNC before the NCUC.

          D-1.2 Order of the NCUC (to be filed by amendment).

          E-1   Map of service territory of SCANA (to be filed by amendment).

          E-2   Map of service territory of PSNC (to be filed by amendment).

          E-3   SCANA Corporate Chart (included in Exhibit C-1).

          E-4   PSNC Corporate Chart (included in Exhibit C-1).

          F-1   Opinion of Counsel (to be filed by amendment).

          F-2   Past tense opinion of counsel (to be filed by amendment).

          G-1 Opinion of Morgan Stanley and Co. Incorporated (included in Exhibit C-1).

          G-2   Opinion of PaineWebber Incorporated (included in Exhibit C-1).

          H-1 Annual Report of SCANA on Form 10-K for the year ended December 31, 1998 (filed with the Commission on March 18, 1999 and amended on April 27, 1999, and incorporated by reference herein).

          H-2 Annual Report of PSNC on Form 10-K for the year ended September 30, 1998 (filed with the Commission on December 21, 1998 and incorporated by reference herein).

          H-3 Quarterly Report on Form 10-Q of SCANA for the quarter ended March 31, 1999 (filed with the Commission on May 17, 1999 and incorporated by reference herein).

          H-4 Quarterly Report on Form 10-Q of PSNC for the quarter ended March 31, 1999 (filed with the Commission on May 14, 1999 and incorporated by reference herein).

          H-5 Quarterly Report on Form 10-Q of PSNC for the quarter ended December 31, 1998 (filed with the Commission on February 12, 1999 and incorporated by reference herein).

          H-6 Form U-3A-2 of SCANA for the year ended December 31, 1998 (filed with the Commission on February 26, 1999 and incorporated by reference herein).

          I-1   Proposed Form of Notice.

          J-1   Gas Retention Study (to be filed by amendment)

B.       Financial Statements

          FS-1 SCANA Unaudited Pro Forma Condensed Consolidated Balance Sheet (included in Exhibit C-1).

          FS-2 SCANA Unaudited Pro Forma Condensed Consolidated Statement of Income (included in Exhibit C-1).

          FS-3  Notes to  SCANA  Unaudited  Pro  Forma  Condensed   Consolidated
                Financial Statements (included in Exhibit C-1).

          FS-4 SCANA Consolidated Balance Sheet as of March 31, 1999 (as included in Exhibit H-3).

          FS-5 SCANA Consolidated Statement of Income for the three months ended March 31, 1999 (as included in Exhibit H-3).

          FS-6 PSNC Consolidated Balance Sheet as of March 31, 1999 (included in Exhibit H-4).

          FS-7 PSNC Consolidated Statement of Income for the three months ended March 31, 1999 (included in Exhibit H-4).

Item 7.   Information as to Environmental Effects

     The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicant has duly caused this Application/Declaration Inc. to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 16, 1999                        SCANA CORPORATION
                                            /s/ H. Thomas Arthur
                                            Name:  H. Thomas Arthur
                                            Title:    Senior Vice President
                                                      and General Counsel





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